:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 333-150853-04

CUSIP NUMBER

(Check One)	☐ Form 10-K or 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q or 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K or 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q or 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I

REGISTRANT INFORMATION

Forbes Energy Services Ltd.
Full Name of Registrant

Former Name if Applicable

3000 South Business Highway 281
Address of Principal Executive Office (Street and Number)

Alice, TX 78332
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

We were not able to file our Quarterly Report on Form 10-Q for the three and six month periods ended June 30, 2008, our initial periodic report under the Securities Exchange Act of 1934, on or prior to the filing deadline on August 14, 2008 because certain financial information could not be compiled and reviewed internally in a sufficient time frame without unreasonable effort and expense. It is anticipated that the subject report will be filed on or before the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

L. Melvin Cooper	(361)	664-0549
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐  Yes    ☒  No

The Quarterly Report on Form 10-Q for the three and six month periods ended June 30, 2008 is our initial periodic report under the Securities Exchange Act of 1934.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

Forbes Energy Services Ltd. continues to experience significant growth as reflected in our prior filings with the Securities and Exchange Commission. We expect to report total revenue of approximately $88.6 million for the three months ended June 30, 2008, compared to $46.7 million for the same period in the prior year. In addition, we expect to report a net loss for the three months ended June 30, 2008 of approximately $35.7 million, compared to net income of $11.5 million for the same period in the prior year. Net loss for the three months ended June 30, 2008 includes a one-time charge in the amount of $46.4 million. This charge relates to the Company’s change in tax status that took place at the time of our reorganization and concurrent with our IPO on May 29, 2008, from a pass-through entity for tax purposes to a tax paying entity and was recorded in accordance with Statement of Financial Accounting Standards No. 109, which requires that the charge be included in the current period’s income statement. Such tax charge is associated with the cumulative book/tax basis differences of the Company’s assets and liabilities as of the date of conversion to a U.S. federal taxable entity.

Forbes Energy Services Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2008	By	/s/ L. Melvin Cooper
Name: L. Melvin Cooper Title: Senior Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).